UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 2

Under the Securities Exchange Act of 1934

Kingstone Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

496719105

(CUSIP Number)

November 16, 2022

(Date of Event Which Requires Filing of this Statement)

Gregory Fortunoff	Scott Fortunoff
49 West 37th Street, New York, NY 10018	49 West 37th Street, New York, NY 10018

Copy to:

David Selengut, Esq.

Ellenoff Grossman & Schole LLP.

1345 Sixth Avenue, 11th Floor

New York, New York 10017

(212) 370-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 496719105

1.	NAMES OF REPORTING PERSONS Gregory Fortunoff
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ###-##-####
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 533,700
	8.	SHARED VOTING POWER 35,000
	9.	SOLE DISPOSITIVE POWER 533,700
	10.	SHARED DISPOSITIVE POWER 35,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 496719105

1.	NAMES OF REPORTING PERSONS Scott Fortunoff
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ###-##-####
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 210,800
	8.	SHARED VOTING POWER 35,000
	9.	SOLE DISPOSITIVE POWER 210,800
	10.	SHARED DISPOSITIVE POWER 35,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,800
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

(a)	Name of Issuer
Kingstone Companies, Inc.

(b)	Address of Issuer’s Principal Executive Offices
15 Joys Lane,
Kingston, New York 12401

Item 2. Identity and Background.

(a)	Name of Person Filing
This schedule is filed on behalf of Gregory Fortunoff and Scott Fortunoff

(b)	Address of Principal Business Office or, if None, Residence
49 West 37th Street
New York, NY 10018

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
496719105

Item 3. Source and Amount of Funds or Other Consideration.

Personal funds.

Item 4. Purpose of Transaction.

On November 16, 2022, Mr. Gregory Fortunoff submitted a letter to the Directors of the Issuer. This letter is appended hereto as Exhibit 1.

Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information required by Items 5(a)-(b), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Persons and is incorporated herein by reference.

(c)	In the past 60 days, Gregory Fortunoff purchased 188,174 shares in the open market at prices between $0.71 and $3.38 per share. In the past 60 days, Scott Fortunoff purchased 116,800 shares in the open market at prices between $0.76 and $3.41 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits:

Exhibit Number	Description
99.1	Letter, dated November 16, 2022, from Mr. Gregory Fortunoff to the Directors of the Issuer.
99.2	Joint Filing Agreement, dated November 17, 2022, between Gregory Fortunoff and Scott Fortunoff..

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2022

/s/ Gregory Fortunoff
Gregory Fortunoff

/s/ Scott Fortunoff
Scott Fortunoff